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                                                Filed by IMS Health Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                        Subject Company: IMS Health Incorporated
                                                   Commission File No. 001-14049

THE FOLLOWING IS MATERIAL DISTRIBUTED BY IMS HEALTH INCORPORATED AT ITS UNITED STATES EMPLOYEE BRIEFING:

                   THE TRIZETTO/IMS HEALTH MERGER ANNOUNCEMENT

                               QUESTIONS & ANSWERS

    WHY ARE IMS HEALTH AND TRIZETTO MERGING?

    The combination of IMS HEALTH, the leading provider of information solutions to the pharmaceutical and healthcare industries, and TriZetto, a leading application services provider (ASP) that provides access to a broad, customizable portfolio of leading business and Internet-enabled applications, creates the global leader in eHealthcare. We become the first company to address the broadest possible market opportunities across the universe of healthcare administrative pharmaceutical and medical information.

    WHAT ARE THE ADVANTAGES OF THIS COMBINATION?

    The merger recognizes the transforming nature of the Internet on the healthcare industry. It unites the expertise of IMS HEALTH in global pharmaceutical information and TriZetto in Internet-based healthcare information technology and healthcare business portals. The merger accelerates both organizations' strategies to use technology to link healthcare stakeholders in a virtual community -- providers, payors, pharmaceutical companies and others. TriZetto's HealthWebSM, a business-to-business healthcare Internet portal, will offer secure information exchange and worldwide e-commerce transactions. The result: an instant Internet infrastructure for an expanded portfolio of Web-enabled information products, unmatched healthcare content and global connectivity.

    WHAT CHANGES CAN WE EXPECT?

    IMS HEALTH is transformed into an Internet business model with faster growth, rapid technology transformation and new opportunities, including immediate development of new Web-based products for pharma, payors and providers.

    A KEY ASPECT OF THIS MERGER IS THE CREATION OF A GLOBAL INTERNET HEALTHCARE PORTAL. WHAT DOES THAT MEAN?

    Leveraging the power of the Internet, the global healthcare portal will link providers, payors, pharmaceutical manufacturers and other healthcare stakeholders to a virtual world of content, communications, communities and commerce. The portal will be localized and country-specific, with appropriate language, content, alliances and

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    connectivity. For healthcare professionals, it can simplify healthcare practices by integrating multiple administrative, communications and research functions into a single, easy-to-use Web-based solution. For pharmaceutical companies, it will facilitate direct-to-consumer marketing programs, and offer access to a host of information products and health management services. These include market research, sales management, promotional effectiveness, drug compliance, disease management and outcomes measurement. Driving inefficiencies out of the healthcare system, our portal will help make healthcare more efficient, accessible and affordable.


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    WHAT ARE THE DETAILS OF THE TRANSACTION FOR IMS HEALTH SHAREHOLDERS?

    Upon completion of the merger, the new company plans to issue three securities to all investors. First, IMS HEALTH trading on the New York Stock Exchange (RX) -- representing the core IMS pharmaceutical market research and sales management businesses -- will be issued as a tracking stock. Second, Erisco will become part of TriZetto -- the high-growth application services provider (ASP) and Internet portal business, which will be trading on Nasdaq (TZIX). Third, a new security, Strategic Technologies, will be structured as a tax-free spin-off. Accordingly, current shareholders of both IMS HEALTH and TriZetto will ultimately own three securities: IMS HEALTH, TriZetto, and Strategic Technologies.

    WHAT ROLE WILL ERISCO'S PRODUCTS AND SERVICES PLAY IN THE MERGED COMPANY?

    Erisco's expertise in developing and delivering administrative and analytical software for managed care organizations serves a key market. Erisco will benefit from TriZetto's expanded distribution as an Application Services Provider (ASP), and be able to leverage its customer base into the HealthWeb business-to-business healthcare Internet portal.

    I UNDERSTAND THAT IMS HEALTH STRATEGIC TECHNOLOGIES IS BEING SPUN OFF. WHY ARE WE DOING THIS?

    IMS HEALTH Strategic Technologies is a successful business with great prospects for future growth. Allowing it to become independent will give it the flexibility to develop its own unique strategies and to become a more nimble competitor. Following the merger, all shareholders will receive the dividend of the Strategic Technologies spin as a new, publicly traded security.

    WHAT WILL HAPPEN WITH IMS HEALTH'S I-SQUARED PROJECT?

    We are committed to giving pharmaceutical customers faster access to more data and more mission-critical analysis. i-squared will become the pharmaceutical industry portal within the HealthWeb portal, where it will be expanded and enhanced. The integration team will address how this will be achieved in the coming months.

    WHAT ARE THE BENEFITS OF OUR MERGER?

    This merger accelerates the transformation of virtually all of IMS HEALTH's products and services into Web-enabled applications. It also broadens our focus from the pharmaceutical industry to the e-healthcare business-to-business (B2B) marketplace. Creating the first worldwide B2B e-healthcare information company, we will launch an expanded portfolio of information products to our traditional client base, as well as to other members of the healthcare community.

    WHAT HAPPENS NOW?

    We expect the merger to close in the third quarter. In the meantime, integration teams made up of employees from both companies will begin work immediately to determine the structure of the new organization and to develop new Web-enabled

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    products and services later this year. The teams will be formed quickly to begin work on specific integration tasks, and regular updates will be provided via e-mail and employee publications.

    CAN WE EXPECT ADDITIONAL ALLIANCES AND PARTNERSHIPS?

    We will actively investigate and pursue relationships including acquisitions, alliances or partnerships - that will advance our vision of delivering unmatched healthcare content and connectivity worldwide.

    WHO WILL LEAD THE NEW COMPANY?

    The executive management team will include Bob Weissman, chairman; Vickie Fash, chief executive officer; and Jeff Margolis, vice chairman and president. The Board of Directors will have nine members: Bob, Vickie and Jeff, and six independent directors, three designated by each company.

    WILL THERE BE A REORGANIZATION WITHIN THE TWO NEW COMPANIES? WHAT OPPORTUNITIES WILL BE AVAILABLE IN THE NEW ORGANIZATION?

    The merger will result in a combined organization, management and reporting structure. Naturally, this will mean some changes from current structures, which the integration teams will address. Employees will be kept informed of the new organization structure as it is developed. While most job responsibilities will remain unaffected by the merger, the new company has exciting plans for career growth. Product development and acquisitions will create new and interesting job opportunities. Open positions will be posted and employees from all units will have the opportunity to apply.

    I WOULD IMAGINE THAT THE CULTURES OF THE TWO COMPANIES ARE QUITE DIFFERENT. HOW WILL THIS AFFECT THE WORKING RELATIONSHIPS?

    Every company has unique cultural strengths. Our intent is to build on the strengths of the cultures of both organizations - creating a responsive, forward-looking, dynamic and innovative environment for all of our employees.

    WILL THERE BE ANY CHANGES IN BENEFITS OR COMPENSATION FOR EMPLOYEES?

    Until the merger transaction is completed in the third quarter of 2000, benefits and compensation plans will remain the same. New, integrated competitive compensation and benefits plans will be designed for the new company. We will continue to reward for performance. Details will be communicated as these plans are completed.

    WHAT IS A "TRACKING STOCK"?

    A tracking stock is a class of shares of the parent company that is linked to the performance of a particular business. Tracking stocks unlock the market value of a new business, much as a spin-off would, with a single executive team and board of directors controlling both businesses. The charter of that leadership team: to build the value of both businesses, maximizing the shareholder equity of each.


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    HOW MUCH OF THE IMS HEALTH TRACKING STOCK WILL I RECEIVE, AND WHEN?

    The number of shares you receive will be determined at the time the stock is issued, soon after the merger is completed. The number of shares will be based on the number of shares you hold in IMS HEALTH.

    I HOLD IMS HEALTH OPTIONS. WHAT HAPPENS TO THESE OPTIONS ONCE THE MERGER IS COMPLETED?

    When the merger is completed, IMS HEALTH options will be converted into options to purchase both TriZetto shares and the IMS HEALTH tracking stock shares. The number of each, as well as the strike price and the conversion ratio, will be determined at the completion of the merger. Consideration will be given to options holders for the spin-off of Strategic Technologies. Additional details will be communicated as they become available.

    WHAT DOES THE MERGER MEAN FOR THE FUTURE PROSPECTS OF OUR COMPANY?

    Our new company will combine TriZetto's technology expertise with IMS HEALTH's wealth of experience in pharma healthcare information. Our strong customer relationships and focus on developing innovative solutions sets the stage for a bright future.

    HOW DO WE ADDRESS QUESTIONS WE RECEIVE FROM THE PRESS OR OTHER OUTSIDE PARTIES?

    Any questions you receive from the media or outside sources other than customers should be directed immediately to Michael Gury, vice president, Global Communications. He can be reached in the U.K. on +44 171 393-5864, or in the U.S. on +1 (203) 222-4230.

    Customer calls should directed to the appropriate account manager.


THIS RELEASE MAY CONTAIN FORWARD-LOOKING INFORMATION (STATEMENTS THAT ARE NOT HISTORICAL FACTS AND RELATE TO FUTURE PERFORMANCE) THAT INVOLVES RISKS AND UNCERTAINTIES. THE FORWARD-LOOKING STATEMENTS ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS MAY INCLUDE STATEMENTS ABOUT FUTURE NET REVENUES, PROFITS, AND FINANCIAL RESULTS, THE MARKET FOR TRIZETTO'S SERVICES, FUTURE SERVICE OFFERINGS, CLIENT AND PARTNER RELATIONSHIPS, AND TRIZETTO'S OPERATIONAL CAPABILITIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE STATED IN ANY FORWARD-LOOKING STATEMENTS BASED ON A NUMBER OF FACTORS, INCLUDING THE EFFECTIVENESS OF TRIZETTO'S IMPLEMENTATION OF ITS BUSINESS PLAN, THE MARKET'S ACCEPTANCE OF TRIZETTO'S SERVICES, RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH, RELIANCE ON THIRD PARTIES TO SUPPLY KEY COMPONENTS OF TRIZETTO'S SERVICES, ATTRACTION AND RETENTION OF EMPLOYEES, VARIABILITY OF QUARTERLY OPERATING RESULTS, INCLUDING THE EFFECTS OF THE CLIENT PURCHASING PATTERNS DUE TO YEAR 2000 ISSUES, COMPETITIVE FACTORS, RISKS ASSOCIATED WITH ACQUISITIONS, CHANGES IN DEMAND FOR THIRD PARTY PRODUCTS OR SOLUTIONS, WHICH FORM THE BASIS OF TRIZETTO'S SERVICE OFFERINGS, AND RISKS ASSOCIATED WITH RAPIDLY CHANGING TECHNOLOGY, AS WELL AS THE RISKS IDENTIFIED IN TRIZETTO'S SEC FILINGS, INCLUDING INFORMATION UNDER THE HEADING OF RISK FACTORS IN ITS FORM S-1 FILED IN OCTOBER 1999.

THIS RELEASE INCLUDES STATEMENTS WHICH MAY CONSTITUTE FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ALTHOUGH IMS HEALTH

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BELIEVES THE EXPECTATIONS CONTAINED IN SUCH FORWARD-LOOKING STATEMENTS ARE
REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE CORRECT. THIS INFORMATION MAY INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS OF IMS HEALTH TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. FACTORS WHICH COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO (I) THE RISKS ASSOCIATED WITH OPERATING ON A GLOBAL BASIS, INCLUDING FLUCTUATIONS IN THE VALUE OF FOREIGN CURRENCIES RELATIVE TO THE U.S. DOLLAR, AND THE ABILITY TO SUCCESSFULLY HEDGE SUCH RISKS, (II) TO THE EXTENT IMS HEALTH SEEKS GROWTH THROUGH ACQUISITIONS AND JOINT VENTURES, THE ABILITY TO IDENTIFY, CONSUMMATE AND INTEGRATE ACQUISITIONS AND VENTURES ON SATISFACTORY TERMS, (III) THE ABILITY TO DEVELOP NEW OR ADVANCED TECHNOLOGIES AND SYSTEMS FOR ITS BUSINESSES ON TIME AND ON A COST-EFFECTIVE BASIS, (IV) REGULATORY, LEGISLATIVE AND ENFORCEMENT INITIATIVES, PARTICULARLY IN THE AREAS OF MEDICAL PRIVACY AND TAX, AND (V) DETERIORATION IN ECONOMIC CONDITIONS, PARTICULARLY IN THE PHARMACEUTICAL, HEALTHCARE OR OTHER INDUSTRIES IN WHICH IMS HEALTH'S CUSTOMERS OPERATE. ADDITIONAL INFORMATION ON FACTORS THAT MAY AFFECT THE BUSINESS AND FINANCIAL RESULTS OF THE COMPANY CAN BE FOUND IN FILINGS OF THE COMPANY MADE FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

IMS Health Incorporated ("IMS") and The TriZetto Group, Inc. ("TriZetto") plan to file a Registration Statement on Form S-4 and other relevant documents with the Securities and Exchange Commission (the "SEC")in connection with the Merger, and IMS and TriZetto expect to mail a Joint Proxy Statement/Prospectus to stockholders of IMS and TriZetto containing information about the Merger. Investors and security holders are urged to read the Registration Statement, the Joint Proxy Statement/Prospectus, and other documents filed with the SEC carefully when they are available. The Registration Statement, Joint Proxy Statement/Prospectus, and other filings will contain important information about IMS, TriZetto, the Merger, the persons soliciting proxies relating to the Merger, their interests in the Merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Investors will be able to obtain copies of the documents free of charge from IMS by directing a request through the Investor Information portion of IMS's website at http://www.imshealth.com or by mail to IMS Health Incorporated, 200 Nyala Farms, Westport, CT 06880, attention: Investor Relations, telephone: 203-222-4250. Documents filed by TriZetto will be available free of charge from TriZetto by directing a request through the Investor Information portion of TriZetto's website at http://www.trizetto.com or by directing a request by mail to The TriZetto Group, Inc., 567 San Nicolas Drive, Newport Beach, CA 92660, attention:
Investor Relations, telephone: (949) 219-2200. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, IMS and TriZetto file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by IMS or TriZetto at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. IMS's and TriZetto's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

     INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

IMS, its directors, executive officers and certain other members of management and employees may be soliciting proxies from IMS stockholders in favor of approval and adoption of the merger agreement. Information concerning the participants in the solicitation will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.